Exhibit (b)(ii)

SUMMARY OF THE TERMS AND CONDITIONS

PROPOSED

ACXIOM CORPORATION

$800,000,000

MULTI-CURRENCY REVOLVING CREDIT

AND

TERM LOAN FACILITIES

A. Parties

Borrower:	Acxiom Corporation (the “Borrower”).

Guarantors:	All domestic subsidiaries now owned or hereafter acquired or formed, including:

Acxiom Canada, Inc.
Acxiom CDC, Inc.
Acxiom CH, Inc.
Acxiom/Direct Media, Inc.
Acxiom e-Products, Inc.
Acxiom Information Security Services, Inc.
Acxiom Interim Holdings, Inc.
Acxiom/May & Speh, Inc.
Acxiom RM-Tools, Inc.
Acxiom Transportation Services, Inc.
Acxiom UWS, Ltd.
GIS Information Systems, Inc.
SmartDM, LLC
SmartReminders.com, Inc.
Digital Impact, Inc.
InsightAmerica, Inc.

Administrative Agent:	JPMorgan Chase Bank, National Association (“JPMCB” and, in such capacity, the “Administrative Agent”).

Sole and Exclusive Bookrunner and Lead Arranger:	J.P. Morgan Securities Inc.

Lenders:	A syndicate of banks, financial institutions and other entities, including JPMCB (collectively, the “Lenders”).

B. Revolving Credit Facility

Type and Amount of Facility:	5 year multi-currency, revolving credit facility (the “Revolving Credit Facility”) in the dollar equivalent amount of $ 200,000,000 (the loans thereunder, the “Revolving Credit Loans”).

Increase of Commitments:	Provided that no default shall have occurred and be continuing, the Borrower shall have the right, without the consent of the Lenders to effectuate from time to time (but no more than on two occasions) an increase in the total commitments under the Revolving Credit Facility by either (i)

adding a commitment of one or more commercial banks or other financial institutions in minimum amounts of $5,000,000 each or (ii) permitting one or more Lenders to increase their commitments, and to amend the credit agreement to reflect such increase and such additional or changed commitments, provided that (a) no such increase in the commitment of any Lender or Lenders shall result in the total aggregate commitments under the Facility exceeding $300,000,000, (b) the commitment of any Lender shall not be increased without the consent of such Lender and (c) the maximum number of new lenders shall be five (5).

Availability:	The Revolving Credit Facility shall be available on a revolving basis during the period commencing on the closing date (the “Effective Date”) and ending on the fifth anniversary of the Effective Date (the “Maturity Date”).

Letters of Credit:	A portion of the Revolving Credit Facility not in excess of $75,000,000 shall be available for the issuance of letters of credit (the “Letters of Credit”) by JPMCB (in such capacity, the “Issuing Lender”). No Letter of Credit shall have an expiration date after the earlier of (a) one year after the date of issuance and (b) five business days prior to the Maturity Date.

Drawings under any Letter of Credit shall be reimbursed by the Borrower (whether with its own funds or with the proceeds of Revolving Credit Loans or Swingline Loans) on the same business day. To the extent that the Borrower does not so reimburse the Issuing Lender, the Lenders under the Revolving Credit Facility shall be irrevocably and unconditionally obligated to reimburse the Issuing Lender on a pro rata basis.

Swing Line Loans:	A portion of the Revolving Credit Facility not in excess of $ 30,000,000 shall be available for swing line loans (the “Swing Line Loans”) from JPMCB (in such capacity, the “Swing Line Lender”) on same-day notice. Any such Swing Line Loans will reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis. Each Lender under the Revolving Credit Facility shall acquire, under certain circumstances, an irrevocable and unconditional pro rata participation in each Swing Line Loan.

Multi-Currency Loans:	A portion of the Revolving Credit Facility shall be available for borrowing in the following currencies (the “Multi-Currency Loans”) from JPMCB (in such capacity, the “Fronting Lender”) provided that the aggregate U.S. dollar equivalent amount thereof does not exceed the amount set forth below opposite the applicable currency:

Currency	U.S. Dollar Equivalent Sub- limit
Euro	$5,000,000
British Pound Sterling	$5,000,000

Any Multi-Currency Loans will reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis based on the U.S. equivalent amount thereof. The Revolving Credit Facility shall incorporate customary provisions applicable to the currency options described above, including, without limitation, currency indemnities and increased cost, illegality and unavailability of funds provisions. Each Lender shall acquire from the Fronting Lender an irrevocable and unconditional pro rata participation in each Multi-Currency Loan, such participation to be funded by the Lender in the U.S. dollar equivalent of the underlying currency.

Revolver Maturity:	Fifth anniversary of the Effective Date.

Purpose:	The proceeds of the Revolving Credit Loans shall be used to refinance certain indebtedness, to finance the Borrower’s proposed Dutch Tender Offer for the repurchase of its shares of common stock (the “Dutch Tender”), to finance the fees and expenses incurred in connection with the refinancing and the Dutch Tender, to finance the working capital needs of the Borrower and its subsidiaries and for other general corporate purposes of the Borrower and its subsidiaries in the ordinary course of business.

C. Term Loan Facility

Type and Amount of Facility:	Term loan facility (the “Term Loan Facility” and together with the Revolving Credit Facility, the “Facility”) in the amount of $ 600,000,000 (the loans thereunder, the “Term Loan” and the Term Loan, the Revolving Credit Loan and the Swingline Loans, herein the “Loans”).

Term Loan Maturity:	Sixth anniversary of the Effective Date.

Availability:	Available in a single advance on the Effective Date.

Amortization:	The principal amount of the Term Loan shall be repayable in quarterly installments as follows:

(a) Twenty quarterly installments beginning December 31, 2006, each in an amount equal to .25% of the original principal amount of the Term Loan;

(b) Three quarterly installments due on December 31, 2011, March 31, 2012 and June 30, 2012, each in an amount equal to 25% of the principal amount of the Term Loan outstanding on December 31, 2011; and

(c) A final installment due on the Term Loan Maturity in the amount equal to the principal amount of the Term Loan then outstanding.

Purpose:	The proceeds of the Term Loan shall be used to refinance

certain indebtedness, to finance the Dutch Tender, to finance the fees and expenses incurred in connection with the refinancing and the Dutch Tender and for other general corporate purposes of the Borrower and its subsidiaries in the ordinary course of business.

D. Collateral

Collateral:	The Borrower and each Guarantor shall grant to the Collateral Agent a first priority security interest in and to all of the following: (i) accounts; (ii) all security pledged to secure any account, all guaranties of or indemnifications with respect to any account, all letters of credit securing any account and all other supporting obligations; (iii) all documents, instruments and chattel paper evidencing or governing any account; (iv) all commercial tort claims relating to the collateral and (v) all proceeds.

Obligations Secured:	The obligations secured by the Collateral will include:

(i) The obligations owed under the Facility and related documents (the “Loan Obligations”);

(ii) The obligations arising in connection with interest rate and currency hedging agreements (the “Hedging Obligations”); and

(iii) The obligations arising in connection with deposit and cash management transactions (the “Deposit Obligations” and all the foregoing, herein the “Obligations”).

Collateral Sharing:	All Lenders and affiliates of Lenders who are owed any of the Obligations will have an undivided interest in the Collateral and proceeds of the Collateral shall be shared after an acceleration of any of the Obligations as follows:

first, to the Lenders for application to the Facility Obligations and Hedging Obligations, pro rata based on the outstanding Facility Obligations and Hedging Obligations;

second, to the creditors who are owed Deposit Obligations for pro rata application to the Deposit Obligation (provided any creditor who has any cash management or other deposit relationship will continue to have the right to set–off and apply to any Deposit Obligations, any amounts held by such creditor whether or not such amount constitutes proceeds and even after an acceleration, (i.e., deposit banks have first right to money on deposit to secure the Deposit Obligations);

third, to the creditors to pay any other Obligation, pro rata based on the amounts outstanding; and

fourth, to the Borrower and the Guarantors or as otherwise required by law or court order.

Proceeds received by a creditor that secure contingent obligations may be retained until the contingent obligations have become liquidated or have otherwise been satisfied in full.

E. Certain Payment Provisions

Fees and Interest Rates:	As set forth on Annex I.

Optional Prepayments and Commitment Reductions:	Revolving commitments may be reduced by the Borrower in minimum amounts equal to integral multiple of $ 1,000,000 and not less than $10,000,000. Fixed Rate Loans (as defined on Annex I and including Fixed Rate Term Loans) may be repaid by the Borrower in minimum amounts equal to the US dollar equivalent of an integral multiple of $ 250,000 and not less than $2,000,000. ABR Loans (as defined on Annex I and including ABR Term Loans) may be repaid by the Borrower in minimum amounts equal to $50,000. US dollar Swing Line Loans may be repaid by the Borrower in minimum amounts equal to $50,000. Loans may be prepaid without premium or penalty other then the payment of Fixed Rate breakage costs.

Mandatory Prepayments:	The Term Loan shall be required to be repaid with:

(a) 100% of the net proceeds from any sale or other disposition of any assets, except for the sale of inventory or worn out property in the ordinary course of business, other permitted asset dispositions and subject to certain other customary exceptions;

(b) 100% of the net proceeds from the incurrence of certain indebtedness, except for permitted indebtedness; and

(c) 50% of excess cash flow for each fiscal year of the Borrower; provided that no excess cash flow prepayment shall be required for a fiscal year if as of the last day thereof, the ratio of Total Indebtedness (as defined on Exhibit A) as of such last day to Adjusted EBITDAR (as defined on Exhibit A) for the fiscal year then ended is less than 2.75 to 1.00.

Prepayments will be applied to the installments due under the Term Loan in the inverse order of maturity.

F. Certain Conditions

Initial Conditions:	The availability of the Facility shall be conditioned upon satisfaction of, among other things, the following conditions precedent on or before October 15, 2006:

(a) The Borrower and the Guarantors shall have executed and delivered satisfactory definitive financing documentation with respect to the Facility, which shall include without limitation, an amended and restated credit agreement (that will amend and restate the Borrower’s existing credit agreement under which JPMCB is the administrative agent), guarantees and a security agreement (the “Credit Documentation”).

(b) The Lenders, the Administrative Agent and the Lead Arranger shall have received all fees required to be paid, and all expenses for which invoices have been presented, on or before the Effective Date.

(c) All governmental and third party approvals necessary or, in the discretion of the Administrative Agent, advisable in connection with the Dutch Tender and the financing contemplated hereby and the continuing operations of the Borrower and its subsidiaries shall have been obtained and be in full force and effect. There shall not exist any action, suit, investigation, litigation or proceeding pending or threatened in writing in any court or before any arbitrator or governmental authority that has or could reasonably be expected to have a material adverse effect on any of the Borrower, the Guarantors, the Dutch Tender, the financing thereof or any of the other transactions contemplated hereby.

(d) The Lenders shall have received such evidence of corporate authority, legal opinions, instruments and other documentation as are customary for transactions of this type or as they may reasonably request.

(e) The Dutch Tender shall be on terms and conditions acceptable to the Administrative Agent and the Borrower shall have delivered to the Administrative Agent all documentation executed and delivered in connection with the Dutch Tender, all of which must be in form and substance acceptable to the Administrative Agent.

(f) Compliance with all laws and regulations (including without limitation, compliance with margin stock regulations and other corporate and securities laws with respect to the Dutch Tender and the financing thereof)

(g) The Administrative Agent shall have received all documentation required by law or reasonably requested by the Administrative Agent in order to create and perfect the liens intended to be created in the collateral to be provided by the Borrower and the Guarantors to secure the Facility and to ensure the Administrative Agent’s first priority (subject only to permitted liens and encumbrances to be agreed upon) lien therein (including, without limitation, Uniform Commercial Code, tax and judgment lien searches).

(h) Standard and Poors and Moody’s Investor Service shall have issued a credit rating applicable to the Facility satisfactory to the Administrative Agent.

(i) The audited and unaudited financial statements of

the Borrower on file with the Securities and Exchange Commission shall not have been restated and the Borrower’s projections previously delivered to the Administrative Agent shall not have been revised in a materially adverse manner.

On-Going Conditions:	The making of each extension of credit shall be conditioned upon (a) the accuracy of all representations and warranties in the Credit Documentation (including, without limitation, the material adverse change and litigation representations) and (b) there being no default nor any event of default in existence at the time of, or after giving effect to the making of, such extension of credit.

G. Certain Documentation Matters

The Credit Documentation shall contain representations, warranties, covenants and events of default substantially the same as those contained in the Borrower’s existing credit facility with the Administrative Agent except as otherwise specifically set forth therein or as otherwise necessary to implement the transactions contemplated hereby. The representations, warranties, covenants and events of default shall include, without limitation, the following:

Representations and Warranties:	Financial statements; absence of undisclosed liabilities; no material adverse change; corporate existence; compliance with law (including without limitation, compliance with margin stock regulations and other corporate and securities laws with respect to the Dutch Tender and the financing thereof) and agreements; required approvals; corporate power and authority; enforceability of Credit Documentation; no conflict with law or contractual obligations; no material litigation; no default; ownership of property; liens; intellectual property; no burdensome restrictions; taxes; Federal Reserve regulations; ERISA; Investment Company Act; subsidiaries; insurance; labor matters; solvency; environmental matters; and accuracy of disclosure.

Affirmative Covenants:	Delivery of financial statements, reports, accountants’ letters, budgets, officers’ certificates and other information requested by the Lenders; payment of other obligations; continuation of business and maintenance of existence and material rights and privileges; compliance with laws (including environmental laws) and material contractual obligations; maintenance of property and insurance; maintenance of books and records; right of the Lenders to inspect property and books and records; notices of defaults, litigation and other material events; joinder of subsidiaries; use of proceeds; and further assurance.

Financial Covenants:	Financial covenants:

•      Leverage Ratio – Total Indebtedness (as defined on Exhibit A) to Adjusted EBITDAR (as defined on Exhibit A) not to exceed 3.00 to 1.00 as of the Effective Date, with step downs for subsequent periods to be determined.

•      Fixed Charge Coverage – To be no less than 1.25 to 1.00 defined as EBITDAR (as defined on Exhibit A) minus Capital Expenditures (as defined on Exhibit A) to interest, plus principal amortization, plus operating lease rental, dividends, and lease payments assumed from customers.

Negative Covenants:	Limitations on: indebtedness; liens; guarantee obligations; mergers, consolidations, liquidations and dissolutions; sales of assets; dividends and other payments in respect of capital stock; investments, loans and advances; transactions with affiliates; changes in fiscal year; negative pledge clauses; changes in lines of business; limitations on subsidiaries; and hedging agreements. Exceptions to the limitations imposed by the negative covenants will include but will not be limited to the following:

Exceptions to the Limitation on Indebtedness

So long as no event of default exists or would result and the Borrower would be in pro forma compliance with the financial covenants after giving effect to the indebtedness incurred, the Borrower may incur:

(i) Indebtedness to finance the acquisition, construction or improvement of any fixed or capital asset (excluding acquisition of assets which constitute a business unit of a Person);

(ii) Unsecured indebtedness for borrowed money; and

(iii) Secured indebtedness for borrowed money provided that the aggregate principal amount thereof at any time outstanding shall not exceed $ 30,000,000 (indebtedness incurred under the permissions of clause (i) will not be counted as “secured indebtedness” in determining compliance with this clause (iii)).

So long as no event of default exists or would result and the Borrower would be in pro forma compliance with the financial covenants after giving effect to the indebtedness incurred:

(i) in addition to indebtedness outstanding on the Effective Date, Subsidiaries of the Borrower may incur indebtedness after the closing date of the Facility which is owed to third parties provided that the aggregate principal amount of all such indebtedness incurred under the permissions of this clause after the Effective Date (but excluding the indebtedness incurred under the permissions of clause (ii)) and owed by all the Subsidiaries at any time outstanding after the closing date shall not exceed $15,000,000; and

(ii) In addition to the indebtedness permitted by clause (i) above, foreign subsidiaries of the Borrower may incur indebtedness owed to third parties to finance the acquisition, construction or improvement of any fixed or capital asset (excluding acquisition of assets which constitute a business unit of a Person); provided that the aggregate principal amount of all such indebtedness owed by all the foreign subsidiaries at any time outstanding shall not exceed $25,000,000.

Exceptions to Limitations on Investments, Loans, Acquisitions and Guarantees

So long as no event of default exists or would result and the Borrower would be in pro forma compliance with the financial covenants after giving effect to the transaction in question, the Borrower and its subsidiaries may:

(i) acquire all or substantially all the business or assets of a party or all or substantially all of the equity interest issued by a party if as of the date of the acquisition either: (A) the Senior Leverage Ratio (as defined on Exhibit A) is less than or equal to 2.25 to 1.00 calculated on a pro forma basis as if the acquisition in question had occurred; or (B) if such Senior Leverage Ratio is more than 2.25 to 1.00 as so calculated on a pro forma basis with respect to the acquisition in question, then the sum of the aggregate purchase prices paid for all acquisition consummated during same fiscal year plus the purchase price for the acquisition in question shall not exceed $75,000,000; and

(ii) make other investments, loans, guaranties or advances if as of the date of the proposed investment, loan, guaranty or advance either: (A) the Senior Leverage Ratio is less than or equal to 2.25 to 1.00 calculated on a pro forma basis as if the investment, loan, guaranty or advance in question had occurred; or (B) such Senior Leverage Ratio is more than 2.25 to 1.00 as so calculated on a pro forma basis with respect to the transaction in question and on such date, then the aggregate amount of all investments, loans, guaranties and advances made under the permissions of this clause that remain outstanding as of such date together with the investment, loan, guaranty or advance to be made: (A) to, in or for the benefit of foreign subsidiaries shall not exceed an amount equal to 4% of the Borrower’s consolidated tangible assets and (B) to, in or for the benefit of parties other than foreign subsidiaries shall not exceed 1.5% of the Borrower’s consolidated tangible assets.

Exception to Limitation on Asset Dispositions

Aggregate value of assets sold limited to the greater of $ 50,000,000 or 12% of Accumulated Asset Value unless otherwise reinvested within 180 days or used to prepay the Term Loan.

Exceptions to Limitation on Restricted Payments

(i) The Borrower will be permitted to repurchase the common stock tendered in the Dutch Tender provided that the aggregate amount paid to repurchase such common stock shall not exceed $300,000,000;

(ii) Dividends permitted in an amount equal to $30,000,000 per year; and

(iii) So long as no event of default exists or would result and the Borrower would be in pro forma compliance with the financial covenants after giving effect to the transaction in question, the Borrower may repurchase its capital stock and redeem, prepay or repurchase its subordinated indebtedness if: (A) the Senior Leverage Ratio is less than or equal to 2.00 to 1.00 calculated on a pro forma basis as if the transaction in question had occurred; or (B) if the Senior Leverage Ratio is more than 2.00 to 1.00 as so calculated on a pro forma basis with respect to the transaction in question, then the sum of the aggregate amount of all such repurchases, redemptions and repayments made during the same fiscal year plus the amount of the repurchase, redemption or repayment in question shall not exceed $50,000,000.

Events of Default:	Nonpayment of principal when due; nonpayment of interest, fees or other amounts after a grace period of 5 Business Days; material inaccuracy of representations and warranties; violation of covenants (subject, in the case of certain affirmative covenants, to a 30 day grace period); cross-default to indebtedness of $ 25,000,000 or more; bankruptcy events; certain ERISA events; judgments of $10,000,000 or more; a change of control; material loss of collateral; and impairment of liens.

Voting:	Amendments and waivers with respect to the Credit Documentation shall require the approval of Lenders holding not less than 51% of the aggregate amount of the Loans, participations in Letters of Credit and Swingline Loans and unused commitments under the Facility, except that (a) the consent of each Lender affected thereby shall be required with respect to (I) reductions in the amount or extensions of the scheduled date of maturity of any Loan, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof and (iii) increases in the amount or extensions of the expiry date of any Lender’s commitment and (b) the consent of 100% of the Lenders shall be required with respect to modifications to any of the voting percentages or the release of the Collateral or any Guarantor from liability.

Assignments and Participations:	The Lenders shall be permitted to assign and sell participations in their Loans and commitments, subject, in the case of assignments (other than to another Lender, to an affiliate of a Lender or to an approved affiliated fund), to the consent of the Administrative Agent and the Borrower (which consent in each case shall not be unreasonably withheld). In the case of partial assignments (other than to another Lender, to an affiliate of a Lender or to an approved affiliated fund), the minimum assignment amount shall be $ 5,000,000 unless otherwise agreed by the Borrower and the Administrative Agent. Participants shall have the same benefits as the Lenders with respect to yield protection and increased cost provisions. Voting rights of participants shall be limited to those matters with respect to which the affirmative vote of the Lender from which it purchased its participation would be required as described under “Voting” above. Pledges of Loans in accordance with applicable law shall be permitted without restriction.

Yield Protection:	The Credit Documentation shall contain customary provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes and (b) indemnifying the Lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a Fixed Rate Loan (as defined in Annex I) on a day other than the last day of an interest period with respect thereto.

Expenses and Indemnification:	The Borrower shall pay (a) all reasonable out-of-pocket expenses of the Administrative Agent associated with the syndication of the Facility and the preparation, execution, delivery and administration of the Credit Documentation and any amendment or waiver with respect thereto (including the reasonable fees, disbursements and other charges of counsel) and (b) all out-of-pocket expenses of the Administrative Agent and the Lenders (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the Credit Documentation.

The Administrative Agent and the Lenders (and their affiliates and their respective officers, directors, employees, advisors and agents) will have no liability for, and will be indemnified and held harmless against, any loss, liability, cost or expense incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof (except to the extent resulting from the gross negligence or willful misconduct of the indemnified party).

Governing Law and Forum:	State of Texas.

Counsel to the Administrative Agent:	Jenkens & Gilchrist, a Professional Corporation

Annex I

Interest and Certain Fees

Interest Rate Options:	The Borrower may elect that the Loans comprising each borrowing bear interest at a rate per annum equal to:

• the ABR with respect to U.S. dollar denominated loans; or

•      with respect to U.S. dollar denominated loans and with respect to Multi-Currency Loans, the Fixed Rate (as adjusted for statutory reserve requirements and as established by Borrower for interest periods of 1, 2, 3 or 6 months) plus the Applicable Margin.

Provided, that all Swing Line Loans shall bear interest based upon the Federal Funds Effective Rate in effect from day to day plus 2.25%.

As used herein:

“ABR” means the highest of (i) the rate of interest publicly announced by JPMCB as its prime rate in effect at its principal office in New York City (the “Prime Rate”), (ii) the secondary market rate for three-month certificates of deposit (adjusted for statutory reserve requirements) plus 1% and (iii) the federal funds effective rate from time to time plus 0.5%.

“Applicable Margin” means: (a) a rate equal at all times to 2.00% with respect to Fixed Rate Term Loans and .50% with respect to ABR Term Loans and (b) a rate equal initially to 1.50% with respect to Fixed Rate Revolving Loans and 0% with respect to ABR Revolving Loans. Commencing with the delivery of the first compliance certificate under the new credit agreement, the Applicable Margin as its applies to the Revolving Loans shall be subject to change quarterly in accordance with a pricing grid attached as Exhibit B hereto and the Leverage Ratio (i.e., Total Indebtedness to Adjusted EBITDAR Ratio) then calculated.

“Federal Funds Effective Rate” means (i) for the first day of an ABR borrowing or Swing Line Loan, the rate per annum which is the average of the rates on the offered side of the Federal funds market quoted by three interbank Federal funds brokers, selected by the Administrative Agent, at approximately the time the Borrower requests such borrowing or Swing Line Loan, for dollar deposits in immediately available funds, for a period and in an amount, comparable to the principal amount of such ABR borrowing or Swing Line Loan, as the case may be, and (ii) for each day of such ABR borrowing or Swing Line Loan thereafter, the rate per annum which is the average of the rates on the offered side of the Federal funds market quoted by three interbank Federal funds brokers, selected by the Administrative Agent, at approximately 2:00 p.m. New York City time on such day for dollar deposits in immediately available funds, for a period and in an amount, comparable to the principal amount of such ABR borrowing, Swing Line Loan or other amount, as the case may be; in the case of both clauses (i) and (ii), as determined by the Administrative Agent and rounded upwards, if necessary, to the nearest 1/100 of 1%.

“Fixed Rate” means, with respect to any Fixed Rate borrowing, the applicable currency in which it is denominated and the interest period therefore, the rate appearing on the Reference Page (as defined below in this definition) at approximately 11:00 A.M., London time, two business days prior to the commencement of such interest period, as the rate for deposits denominated in such applicable currency with a maturity comparable to such interest period. In the event that such rate is not available at such time for any reason, then the “Fixed Rate” with respect to such Fixed Rate borrowing, such applicable currency and such interest period shall be the rate at which deposits in the Dollar equivalent amount of $ 1,000,000 denominated in such applicable currency and for a maturity comparable to such interest period are offered by the principal London office of the Administrative Agent in immediately available funds in the London or European (as determined by the Administrative Agent) interbank market at approximately 11:00 A.M., London time, two business days prior to the commencement of such interest period.

The term “Reference Page” means Telerate Page 3750 (or any successor or substitute page of the Telerate Service providing comparable rate quotations for such currency deposits); provided that in the event the applicable rate does not appear on such Telerate Service, the term “Reference Page” means the applicable page of such other comparable publicly available rate quoting service as may be selected by the Administrative Agent. The term “Telerate Page” means the display designated by the applicable page number set forth above on the rate quotation service provided by the Moneyline Telerate company.

Interest Payment Dates:	In the case of Loans bearing interest based upon the ABR (“ABR Loans”), quarterly in arrears.

In the case of Loans bearing interest based upon the Fixed Rate (“Fixed Rate Loans”) on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Commitment Fees:	The Borrower shall pay a commitment fee calculated initial at a rate equal to .300% on the average daily unused amount of the Revolving Credit Facility, payable quarterly in arrears. Commencing with the delivery of the first compliance certificate under the new credit agreement, the commitment fee rate shall be subject to change quarterly in accordance with a pricing grid attached as Exhibit B hereto and the Leverage Ratio (i.e., Total Indebtedness to Adjusted EBITDAR Ratio) then calculated.

Letter of Credit Fees:	The Borrowers shall pay a commission on all outstanding Letters of Credit at a per annum rate equal to the Applicable Margin then in effect with respect to Revolving Fixed Rate Loans on the face amount of each such Letter of Credit. Such commission shall be shared ratably among the Lenders and shall be payable quarterly in arrears.

A fronting fee equal to 1/8% per annum on the face amount of each Letter of Credit shall be payable quarterly in arrears to the Issuing Lender for its own account. In addition, customary administrative, issuance, amendment, payment and negotiation charges shall be payable to the Issuing Lender for its own account.

Default Rate:	At any time when the Borrower is in default in the payment of any amount of principal due under the Facility, such amount shall bear interest at 2% above the rate otherwise applicable thereto. Overdue interest, fees and other amounts shall bear interest at 2% above the rate applicable to ABR Loans.

Rate and Fee Basis:	All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of ABR Loans the interest rate payable on which is then based on the Prime Rate) for actual days elapsed.

Exhibit A

Financial Covenant Definitions

“Adjusted EBITDAR” means, for any period (the “Subject Period”), the total of the following calculated without duplication for such period: (a) Borrower’s EBITDAR; plus (b), on a pro forma basis, the pro forma EBITDAR of each prior target or, as applicable, the EBITDAR of a prior target attributable to the assets acquired from such prior target, for any portion of such Subject Period occurring prior to the date of the acquisition of such prior target or the related assets but only to the extent such EBITDAR for such prior target can be established in a manner satisfactory to the Administrative Agent based on financial statements of the prior target prepared in accordance with GAAP; minus (c) the EBITDAR of each prior company and, as applicable but without duplication, the EBITDAR of Borrower and each Subsidiary attributable to all prior assets, in each case for any portion of such Subject Period occurring prior to the date of the disposal of such prior companies or prior assets.

“Capital Expenditures” means, for any period: (a) the software development costs, (b) the capitalization of deferred expenses and (c) the capital expenditures of the Borrower and its consolidated subsidiaries, in each case of clause (a), (b) and (c), as set forth (or as should be set forth) in the investing activities section of the consolidated statement of cash flow of the Borrower for such period prepared in accordance with GAAP.

“EBITDAR” means, for any period and any party, the total of the following each calculated without duplication on a consolidated basis for such period: (a) consolidated net income (calculated excluding any extraordinary, nonrecurring, nonoperating or noncash gains or losses); plus (b) any provision for (or less any benefit from) income or franchise taxes included in determining consolidated net income; plus (c) interest expense (including the interest portion of capital lease obligations) deducted in determining consolidated net income; plus (d) amortization and depreciation expense deducted in determining consolidated net income; plus (e) all rentals paid or payable under any operating leases which, in each case, have been deducted in determining consolidated net income.

“Total Indebtedness” means, at the time of determination, the sum of the following determined for Borrower and its subsidiaries on a consolidated basis (without duplication): (a) the amount of outstanding Loans as of the date of determination; plus (b) all obligations for borrowed money, other than the Loans, or with respect to deposits or advances of any kind; plus (c) all obligations evidenced by bonds, notes, debentures, or other similar instruments, other than the Loans; plus (d) all obligations upon which interest charges are customarily paid, other than the Loans; plus (e) all obligations under conditional sale or other title retention agreements relating to property acquired; plus (f) all obligations in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business); plus (g) all obligations of others secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any lien on property owned or acquired by Borrower or any of its subsidiaries, whether or not the obligations secured thereby have been assumed (provided that for purposes of this clause (g) the amount of any such indebtedness shall be deemed not to exceed the higher of the market value or the book value of such assets); plus (h) all capital lease obligations; plus (i) all obligations, contingent or otherwise: (i) as an account party in respect of letters of credit and letters of guaranty; and (ii) arising under all guarantees ; plus (j) all obligations, contingent or otherwise, in respect of bankers’ acceptances; plus (k) all obligations, contingent or otherwise, for the payment of money under any non–compete, consulting or similar agreement entered into with the seller of a target or any other arrangements providing for the deferred payment of the purchase price for an acquisition; plus (l) all indebtedness arising in connection with hedging agreements and preferred equity interests; plus (m) the net present value of all future payments to be made under all synthetic leases and any other operating leases (calculated by discounting all payments from their respective due dates to the date of determination in accordance with accepted financial practice, on the basis of a 360 day year and at a discount factor equal to 8%); minus (n) to the extent included in clauses (a) through (m) of this definition, the amount reflected on the Borrower’s consolidated balance sheet as software license liabilities. The deferred purchase price of property or services to be paid through earnings of the purchaser to the extent such amount is not characterized as liabilities in accordance with GAAP shall not be included in “Total Indebtedness”.

“Senior Indebtedness” means Total Indebtedness less any Indebtedness that would otherwise be included in Total Indebtedness but which is subordinated to the Loans on terms satisfactory to the Administrative Agent.

“Senior Leverage Ratio” means, as of any date, the ratio of Senior Indebtedness as of such date to Adjusted EBITDAR for the four fiscal quarters then most recently ended.

Exhibit B

Pricing Grid

Leverage Ratio	Fixed Rate Spread	Commitment Fee Rate	ABR Spread
Category 1 < 1.00 to 1.00	1.00%	0.200%	0%

Category 2 ≥ 1.00 to 1.00 but < 1.50 to 1.00	1.25%	0.250%	0%

Category 3 ≥ 1.50 to 1.00 but < 2.00 to 1.00	1.50%	0.300%	0%

Category 4 ≥ 2.00 to 1.00 but < 2.50 to 1.00	1.75%	0.375%	.25%

Category 5 ≥ 2.50 to 1.00	2.00%	0.500%	.50%